EXHIBIT 99.1

AUGUST 5, 2021 | VANCOUVER, BC

Sandstorm Gold Royalties
ANNOUNCES 2021 Second Quarter
RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2021 (all figures in U.S. dollars).

Second Quarter Highlights

•	Record attributable gold equivalent ounces[1] of 18,004 ounces (Q2 2020 — 10,920 ounces);
•	Revenue of $26.4 million (Q2 2020 — $18.7 million);
•	Record total sales, royalties, and income from other interests[1] of $32.3 million (Q2 2020 — $18.7 million);
•	Cash flows from operating activities, excluding changes in non-cash working capital[1] of $17.6 million (Q2 2020 — $13.4 million);
•	Average cash cost per attributable gold equivalent ounce[1] of $227 resulting in cash operating margins[1] of $1,569 per ounce (Q2 2020 — $257 per ounce and $1,458 per ounce respectively);
•	Net income of $8.6 million (Q2 2020 — $7.1 million);
•	Significant Acquisitions: During the quarter, the Company entered into over $140 million in stream and royalty transactions. The acquisitions provide the Company with immediate cash flow, exposure to quality assets, increased diversification, and exploration upside.
o	In June 2021, the Company acquired a diverse package of Vale royalties which provide holders with life of mine net sales royalties on certain of Vale’s producing and exploration assets. The royalties provide exposure to several of Vale’s long-life, low-cost assets and are expected to contribute to Sandstorm’s portfolio for several decades.

o	In June 2021, the Company agreed to acquire a gold stream on the operating Vatukoula gold mine in Fiji in exchange for a $30 million upfront deposit. The stream entitles Sandstorm to purchase 25,920 ounces of gold over a six-year period and thereafter 2.55%—2.9% of the gold produced from the mine for on-going per ounce cash payment equal to 20% of the spot price of the gold. In addition to the Gold Stream, Sandstorm will also receive an effective 0.45% NSR on certain prospecting licenses. The transaction is anticipated to close in the third quarter of 2021. Upon closing, the disbursement of the US$30 million will commence alongside the completion of various construction and expansion milestones.
o	In May 2021, the Company acquired a package of royalties for consideration of $7 million. The package includes 21 royalties on development, advanced exploration and exploration stage projects located in Nevada and Montana.

OUtlook and Hod Maden Update

Based on the Company’s existing royalties, attributable gold equivalent ounces for 2021 is forecast to be between 62,000 and 69,000 ounces.

The Hod Maden Feasibility Study is in the final stages and the Company expects it to be completed, along with receiving the Environmental Impact Assessment (“EIA”), by the end of September 2021. First production at Hod Maden is now projected for mid-2024.

Sandstorm has updated its long-term guidance and is forecasting attributable gold equivalent production to be over 125,000 ounces in 2025.

Financial results

Sandstorm’s revenue during the second quarter of 2021 was $26.4 million compared with $18.7 million for the comparable period in 2020. Total sales, royalties, and income from other interests during the quarter was $32.3 million compared to $18.7 million for the comparable period in 2020. The increase is largely due to an increase in the attributable gold equivalent ounces, as well as a 5% increase in the average realized selling price of gold.

Net income was higher when compared to the same period in 2020 primarily due to the increase in revenue as well as a gain of $5.9 million on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the second quarter. The increase in net income was partially offset by a $4.9 million decrease in gains recognized on the revaluation of the Company’s investments and an increase in tax expense of $3.0 million as a result of the increase in net income.

Streams & Royalties

Of the gold equivalent ounces sold by Sandstorm during the second quarter of 2021, approximately 13% were attributable to mines located in Canada, 18% from the rest of North America, 61% from South America, and 8% from other countries.

THREE MONTHS ENDED June 30, 2021
Gold Equivalent Ounces
Canada	2,370
North America excl. Canada	3,302
South America	11,053
Other	1,279
Total	18,004

Canada

Streams and royalties on Canadian mines contributed 94% more gold equivalent ounces to Sandstorm when compared to the second quarter of 2020. The change is primarily due to an increase in royalty revenue from the Diavik mine in the Northwest Territories and the Bracemac-McLeod mine in Québec, driven by commodity price increases.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 101% more gold equivalent ounces when compared to the second quarter in 2020. The change was driven by an increase in gold equivalent ounces sold from the Relief Canyon mine in Nevada and the Santa Elena mine in Mexico.

South America

Operations in South America contributed 117% more gold equivalent ounces when compared to the second quarter of 2020. The change is primarily due to an increase in gold equivalent ounces sold from the Cerro Moro mine in Argentina and an increase in royalty revenue from the Fruta del Norte mine in Ecuador. The increase was partially offset by a decrease in royalty revenue from the Aurizona mine in Brazil.

Other

Streams and royalties on mines in other countries contributed 57% less gold equivalent ounces sold when compared to the second quarter of 2020. The change is primarily due to a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso. The decrease from Karma is primarily due to the conclusion of the five-year fixed delivery period in the first quarter of 2021, reducing Sandstorm’s gold stream entitlement to 1.625% of production. In contrast, in the second quarter of 2020, Sandstorm’s entitlement was 1,250 ounces per quarter.

Webcast & Conference Call Details

A conference call will be held on Friday, August 6, 2021 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 399048
Webcast URL:  https://bit.ly/3yWzMmS

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) average cash cost per attributable gold equivalent ounce, (ii) total sales, royalties and income from other interests, (iii) average realized gold price per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Total sales, royalties and income from other interests is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. Refer to page 30 of the MD&A for a numerical reconciliation of the total sales, royalties, and income from other interests. The Company presents total sales, royalties, and income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s total sales, royalties, and income from other interests by the number of attributable gold equivalent ounces. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company's royalty and other commodity stream revenue, including adjustments for contractual income relating to those interests, is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity revenue, including adjustments for contractual income relating to those interests, for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces, when combined with the gold ounces sold from the Company's gold streams, equal total attributable gold equivalent ounces and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 229 royalties, of which 28 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the expectation that various closing conditions of the Vatukoula Stream will be met including but not limited to consent of the Reserve Bank of Fiji, consent from the Minister of Lands and Mineral Resources, consent from the Fiji Director of Mines, the expectation that the Vatukoula Stream will close, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, including the increases to production guidance, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to the Company’s proposed normal course issuer bid (“NCIB”) and the number of Common Shares that may be purchased under the NCIB. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.